VIA EDGAR

September 3, 2010

Mr. Michael R. Clampitt

Mr. Matt McNair

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549-3628

Re:                             Tree.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 2, 2010

File No. 001-34036

Dear Mr. Clampitt and Mr. McNair:

We are submitting this letter in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its comment letter of August 4, 2010 with respect to the above-referenced Form 10-K.  For your convenience, we have included your comments below in bold with our corresponding responses following each bold comment.  Any capitalized terms used in this letter but not defined have the meanings given to such terms in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2010 (the “Proxy Statement”).

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, Page 94

Roles and Responsibilities, page 14 of Definitive Proxy Statement on Schedule 14A

1.                                      We note that the compensation committee retained the services of Pearl Meyer & Partners in 2009 to assist with compensation decisions.  We also note that Pearl Meyer & Partners assisted the compensation committee with monitoring trends in executive and non-employee director compensation.  Please tell us whether the compensation committee or Pearl Meyer & Partners used compensation data about other companies as a reference point on which to base, justify or provide a framework for compensation decisions.

Response:  The compensation committee of our board of directors (the “Compensation Committee”) engaged Pearl Meyer & Partners (“PM&P”) in 2009 to perform various tasks.  First, PM&P helped the Compensation Committee review a management developed compensation philosophy and strategy to reduce fixed compensation (such as base salary) to be replaced with variable compensation (annual and long-term incentives) appropriate for the Company’s new status as an independent public company.  With PM&P’s assistance, the Compensation Committee considered compensation data derived from a compensation survey to evaluate the proposed compensation philosophy.  This survey data consisted of total annual compensation for similarly situated executive officers, which were grouped by varying levels of annual revenue.  The Compensation Committee considered this survey data as a reference point for concluding that the Company should have a compensation philosophy which placed less emphasis on base salary and other forms of fixed compensation, and which should instead emphasize more widespread use of annual incentives and equity-based incentives.

As outlined on page 14 of the Proxy Statement, the Compensation Committee also engaged PM&P to assist with its review of the compensation package of the Chief Executive Officer and other executive officers.  The compensation survey data described above was used as a general reference point for evaluating the form and amount of equity-based incentive compensation for the Chief Executive Officer and other executive officers.  The Compensation Committee did not use the survey data to target the amount of the Chief Executive Officer’s or the other executive officers’ equity-based compensation at any specific level relative to that for comparable executive officers of particular companies.  Instead, the Compensation Committee considered this information along with other information, such as the executive officer’s experience, past compensation, performance and job responsibilities, as the Company negotiated (i) lower salaries, (ii) bonus opportunities and (iii) equity-based incentive compensation.

As also discussed on page 14 of the Proxy Statement, PM&P assisted the Compensation Committee with several special projects, including commenting on our Second Amended and Restated 2008 Stock and Annual Incentive Plan, monitoring general trends in executive and non-employee director compensation and assisting with preparation of the Compensation Discussion & Analysis.  This work did not involve either the Compensation Committee or PM&P using compensation data to set compensation of the Company’s executives at any particular level, justify the levels of their compensation or to determine how to structure their compensation packages.

In future filings, we will specifically discuss whether and how the services provided by the Compensation Committee’s compensation consultant involved the use of compensation data about other companies as a reference point to base, justify or provide a framework for compensation decisions.

2009 Bonus Plan, page 16 of Definitive Proxy Statement on Schedule 14A

2.                                      We note that the compensation committee considered particular business unit and/or individual performance measures for the named executive officers other than the CEO when determining 2009 bonus compensation.  Please tell us what those targets were and confirm that you will revise future filings accordingly.  In your response, please provide us with proposed revised disclosure using your 2009 compensation information.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K,  please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Response:  As stated on page 16 of the Proxy Statement, 2009 bonus awards were determined in the discretion of the Compensation Committee based in part on certain target bonus levels expressed as a percentage of base salary and certain performance criteria.  The Compensation Committee established an overall Company performance target of improving the Company’s EBITDA, as such term is defined in the Second Amended and Restated Tree.com, Inc. Stock and Annual Incentive Plan (“Company EBITDA”), by $29.2 million over a baseline budgeted level of a $25.8 million EBITDA loss. For Mr. Lebda, the primary performance measure considered by the Compensation Committee was Company EBITDA. For the named executives other than Mr. Lebda, the performance measures were Company EBITDA, individual performance measures and operational achievements tied to the performance of the particular business unit for which such named executive was responsible (i.e., LendingTree Loans, RealEstate.com) or Company cost savings.  In future filings we will include the particular business unit and/or individual performance targets used in determining annual bonus compensation for each named executive consistent with the description below unless disclosure of the historical performance targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Our proposed revised disclosure with respect to 2009 bonus compensation that you requested for named executives other than our CEO would include the following:

“For Mr. Norris, the Company considered three performance metrics in determining annual bonus compensation:  (i) achievement of quarterly Adjusted EBITDA goals for his business unit, LendingTree Loans, based on an annual target of $4.2 million, (ii) achievement of a percentage of loans funded based on a target of 10,709 funded units, and (iii) Company EBITDA.  The Compensation Committee exercised its discretion to increase the amount of Mr. Norris’ bonus by $125,000 over his target bonus of $150,000 because the LendingTree Loans Adjusted EBITDA target for 2009 was exceeded by over $20 million and LendingTree Loans was the most significant contributor to the Company’s EBITDA.

“For Mr. Harris, the performance metrics for his 2009 bonus opportunity were based on achievement of an Adjusted EBITDA goal for LendingTree Exchange of $16.9 million (weighted at two-thirds) and Company EBITDA (weighted at one-third).   However, no annual bonus was awarded to Mr. Harris as a result of his resignation as an executive officer on February 25, 2010.”

“For Mr. Packey, the Company based achievement against a corporate cost savings goal of $3 million (weighted at two-thirds) and Company EBITDA (weighted at one-third).  Because both the corporate cost savings goal and the Company EBITDA target were exceeded, the Compensation Committee exercised its discretion to increase the amount of Mr. Packey’s bonus by $18,750 over his target bonus of $156,250.  In reaching this conclusion, the Compensation Committee felt that greater emphasis should be placed on the Company’s performance to reflect his position as Chief Financial Officer and his broader role within the Company beyond corporate cost savings.”

“For Mr. Hanson, the performance metrics initially considered by the Company were based on a budgeted level of $1.4 million Adjusted EBITDA loss for the RealEstate.com business unit, in addition to a weighted mix of 2009 Company Revenue (25%) and Company EBITDA (75%).  The business unit component was weighted as two-thirds and the Company component was weighted as one-third of his bonus opportunity.  However, as noted in the Proxy Statement, Mr. Hanson received assurances that he would receive a 2009 bonus equal to his target bonus of $115,000 to reflect his mid-year promotion to General Manager, RealEstate.com and Tree.com.  Accordingly, the Compensation Committee awarded Mr. Hanson a 2009 bonus equal to his target bonus.”

“Mr. Violette stepped down as an executive officer on February 27, 2009 and received a guaranteed minimum bonus under the terms of his employment agreement.”

2009 Summary Compensation Table, page 21 of Definitive Proxy Statement on Schedule 14A

3.                                      We note that certain performance-based cash awards to named executive officers are included in the “Bonus” column of the Summary Compensation Table.  However, cash-based amounts awarded pursuant to a plan providing for compensation intended to serve as incentive for performance should be reported in the “Non-Equity Incentive Plan Compensation” column.  Please provide us with proposed revised disclosure and confirm that future filings will be revised accordingly.  Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02 for guidance.

Response:  Cash bonuses paid in 2009 to each named executive (other than Mr. Violette) were reported in the “Bonus” column of the 2009 Summary Compensation Table based on a misunderstanding that the discretionary adjustments described in the response to Question #2 caused those payments to be wholly discretionary in nature and not part of a non-equity incentive plan.  Mr. Violette’s 2009, 2008 and 2007 bonuses were properly reported in the “Bonus” column of the table because they each represented a guaranteed, non-performance based annual bonus payment required to be paid under the terms of his employment agreement.  Bonuses paid in 2008 and 2007 to the other named executives were properly reported in the “Bonus” column of the table because they represented discretionary, non-performance based retention payments.

In future filings, we will include any cash-based amounts awarded pursuant to a plan providing for compensation intended to serve as incentive for performance in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.  Our proposed revised disclosure for the 2009 Summary Compensation Table is as follows:

2009 Summary Compensation Table

							Non-Equity
					Stock	Option	Incentive Plan		All Other
Name and Principal		Salary	Bonus		Awards	Awards	Compensation		Compensation
Position	Year	($)	($)		($)(1)	($)(2)	($)		($)		Total ($)
Douglas Lebda	2009	603,846	—		1,897,000	—	1,100,000	(3)	2,802,737	(4)	6,403,583
Chairman and CEO	2008(5)	750,000	—		880,045	4,942,943	—		235,213		6,808,201
	2007(5)	750,000	—		2,499,990	—	—		6,750		3,256,740

David Norris	2009	350,000	—		121,875	—	275,000	(3)	7,350	(6)	754,225
President, LendingTree Loans

Matthew Packey	2009	266,827	—		121,950	—	175,000	(3)	6,906	(6)	570,683
Senior Vice President	2008	271,539	50,000	(7)	—	125,925	—		6,750		454,214
and CFO	2007	219,692	50,000		329,958	—	—		6,750		606,400

Greg Hanson	2009	182,211	—		119,338	—	115,000	(3)	6,524	(6)	423,073
SVP/GM Tree.com/ RealEstate.com

Robert Harris	2009	288,462	—		135,500	—	—		7,350	(6)	431,312
Former President,	2008	325,000	75,000	(7)	—	100,740	—		6,379		507,119
Lending Tree	2007	299,423	75,000		897,066	—	—		6,750		1,278,239
Exchange

Bret Violette	2009	220,000	500,000	(8)	—	—	—		7,535	(6)	727,535
Former President,	2008	400,000	500,000	(8)	—	—	—		6,750		906,750
Real Estate	2007	375,631	500,000	(8)	343,500	—	—		6,750		1,225,881

(1)         The amounts shown in this column indicate the grant date fair value of stock awards granted in the subject year computed in accordance with FASB ASC Topic 718.  Generally, the grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. For additional information regarding the assumptions made in calculating these amounts, see the Notes to our audited, consolidated financial statements included in our Annual Report on Form 10-K.

(2)         The amounts shown in this column indicate the grant date fair value of option awards granted in the subject year computed in accordance with FASB ASC Topic 718.  Generally, the grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. For additional information regarding the assumptions made in calculating these amounts, see the Notes to our audited, consolidated financial statements included in our Annual Report on Form 10-K.

(3)         Reflects amounts paid under the 2009 annual bonus program, which is described in the section of this proxy statement captioned “Compensation Discussion and Analysis.” Additional information about each the executive’s 2009 annual bonus opportunity is reported in the table entitled “2009 Grants of Plan-Based Awards.”

(4)         The amount set forth consists of (i) $7,350 for matching contributions to our 401(k) plan, (ii) a total of $528,720 for reimbursement of expenses relating to Mr. Lebda’s relocation to Charlotte, North Carolina of which $24,759 was for commuting and temporary living expenses, $492,582 was for other relocation expenses and $11,379 was a tax gross up payment and (iii) $2,266,667 representing accrual of face amount and dividends on Mr. Lebda’s preferred stock in LendingTree Holdings Corp.

(5)         Mr. Lebda served as President and Chief Operating Officer of IAC during 2007. From January 2008 through August 2008, Mr. Lebda served as our Chairman and Chief Executive Officer and as President and Chief Operating Officer of IAC. Accordingly, all of the compensation earned by Mr. Lebda during 2007 and a significant portion of the compensation earned by Mr. Lebda for 2008 was earned in his capacity as President and Chief Operating Officer of IAC.

(6)         Reflects matching contributions to our 401(k) plan.

(7)         Reflects the portion of year-end 2007 retention bonus that was determined in February 2008 but not paid until July 2008 based on continued employment through such time.

(8)         Reflects a guaranteed minimum bonus under the terms of his employment agreement.

2009 Grants of Plan-Based Awards, page 22 of Definitive Proxy Statement on Schedule 14A

4.                                      Based on the disclosure in your document regarding annual incentive pay, it appears that the Grants of Plan-Based Awards table should include threshold, target and maximum estimated future payouts under non-equity incentive plans.  Please provide the staff with proposed revised disclosure and confirm that future filings will be revised accordingly.  Refer to Item 402(d) of Regulation S-K and Instruction 2 to that item.

Response:  In future filings, we will include threshold, target and maximum estimated future payouts under non-equity incentive plans in our Grants of Plan-Based awards table.  Our proposed revised disclosure for the 2009 Grants of Plan-Based Awards table is as follows:

2009 Grants of Plan-Based Awards

The table below provides information regarding plan-based awards granted to our named executives in 2009.

GRANTS OF PLAN-BASED AWARDS

						All Other
						Stock	Grant Date
						Awards;	Fair Value
			Estimated Possible Payouts Under			Number of	of Stock and
			Non-Equity Incentive Plan Awards (4)			Shares of	Option
	Award	Grant	Threshold	Target	Maximum	Stocks or	Awards
Name	Type	Date	($)	($)	($)	Units (#)	($)(5)
Douglas Lebda	(1)	3/26/2009				175,000	875,000
	(1)	4/28/2009				175,000	1,022,000
	(6)	3/31/2009	—	750,000	1,500,000

David Norris	(2)	2/17/2009				7,500	29,325
	(3)	2/17/2009				5,000	19,550
	(2)	4/28/2009				7,500	43,800
	(3)	4/28/2009				5,000	29,200
	(6)	3/9/2009	—	150,000	—

Matthew Packey	(2)	3/26/2009				6,250	31,250
	(3)	3/26/2009				5,000	25,000
	(2)	4/28/2009				6,250	36,500
	(3)	4/28/2009				5,000	29,200
	(6)	3/31/2009	—	156,250	282,500

Greg Hanson	(2)	2/17/2009				5,000	19,550
	(3)	2/17/2009				1,250	4,888
	(2)	4/28/2009				15,000	87,600
	(3)	4/28/2009				1,250	7,300
	(6)	3/9/2009	—	115,000	—

Robert Harris	(2)	3/26/2009				7,500	37,500
	(3)	3/26/2009				5,000	25,000
	(2)	4/28/2009				7,500	43,800
	(3)	4/28/2009				5,000	29,200
	(6)	3/31/2009	—	133,375	266,750

(1)         Reflects shares of restricted stock that vest in four equal annual installments beginning on February 17, 2010.

(2)         Reflects restricted stock units that vest in four equal annual installments beginning on February 17, 2010.

(3)         Reflects restricted stock units that vest in full on February 17, 2011.

(4)         The amounts shown in this column reflect target bonus levels calculated as a percentage of salary in accordance with the Company’s 2009 annual bonus program.  Actual payouts earned in 2009 can be found in the “Non-Equity Plan Incentive Plan Compensation” column of the Summary Compensation Table. There are no threshold and minimum payouts under the Company’s 2009 annual bonus program unless noted in the applicable column.

(5)         The amounts shown in this column indicate the full grant date fair value of stock awards computed in accordance with FASB ASC Topic 718.  Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule.  For additional information regarding the assumptions made in calculating these amounts, see the Notes to our audited, consolidated financial statements included in our Annual Report on Form 10-K.

(6)         Reflects the executive’s bonus opportunity under the Company’s 2009 annual bonus program.

Review of Risks Arising from Compensation Policies and Practices, page 30 of Definitive Proxy Statement on Schedule 14A

5.                                      We note your disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:  On page 30 of the Proxy Statement, we disclose that “[w]e have reviewed our compensation policies and practices for all employees and concluded that any risks arising from our policies and practices are not reasonably likely to have a material adverse effect on us.”  In reaching this conclusion, our management consulted with various persons, including senior human resources and risk management officers, internal and external legal counsel, internal auditors, and the compensation consultant retained by the Compensation Committee. Management’s assessment was discussed with the Compensation Committee, and the conclusions were discussed with the Board of Directors as a whole in its review and approval of the Proxy Statement.  In connection with its review, our management and the Compensation Committee considered any risks that could be associated with our compensation policies and practices, including a review of our compensation structure for executive officers and all other employees, the mix of cash and equity payouts, the balance of incentive compensation to encourage both short-term performance and long-term value creation, the combination of performance and time vesting requirements used by our incentive plans, discussion of any potential means by which employees could take material risks that could result in higher compensation, discussion of processes in force that would mitigate any material risks and analysis of possible effects on the Company of any unmitigated risks as a whole.  Overall, it was determined that our compensation programs are designed to incentivize employees without encouraging excessive risk taking.  We reached this conclusion after considering a number of features of our compensation structure that are designed to mitigate risk, such as:

•                  We use a balance of fixed and variable compensation in the form of cash and equity, which is designed to provide both short and long-term focus.

•                  The overall compensation of our named executive officers is not overly-weighted towards the achievement of performance criteria in a particular fiscal year and an appropriate portion of compensation is awarded in the form of equity awards that vest over a multi-year period, subject to continued service by the recipient.  This further aligns the interests of the named executive officers to long-term shareholder value and helps retain management.

•                  Payouts under our annual bonus programs and other long-term incentive programs are based on performance criteria that the Compensation Committee believes to be challenging yet reasonable and attainable without excessive risk-taking.

Based on these and other factors, we concluded that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us.  In the future, if we determine that any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us, we will include an appropriate disclosure in applicable future filings.

Item 15, Exhibits, Financial Statement Schedules, page 95

6.                                      We note the disclosure in your definitive proxy statement regarding the 2009 Bonus Plan.  Please tell us why you have not filed this plan as an exhibit to your Form 10-K.  Please note that if the plan is not set forth in a formal document, a written description of the plan should be filed.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:  We have described various components of our annual cash incentive compensation for 2009 in our Proxy Statement beginning on page 16. For ease of reference, we referred to the annual cash incentive compensation program for 2009 as the “2009 Bonus Plan.”  However, we did not have a formal bonus plan specifically for 2009 and did not maintain a formal bonus plan for any other year. Instead, the Compensation Committee sets corporate targets and individual performance goals each year in accordance with Section 9 of the Second Amended and Restated Tree.com, Inc. Stock and Annual Incentive Plan (the “Annual Incentive Plan”). The Annual Incentive Plan was filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on May 1, 2009.

In future filings we will not refer to the corporate targets and individual performance goals established by the Compensation Committee for a particular year as a “plan,” but instead will clarify that such targets and goals were established in accordance with the terms of the Annual Incentive Plan.

Closing Comments

The Company appreciates the comments of the SEC in assisting us in the Company’s compliance with the applicable disclosure requirements and enhancement in the overall disclosure in our filings.  We further acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our goal and philosophy is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures.  Questions or requests for additional information may be directed to me at (704) 372-5404 or Richard W. Viola at (704) 343-2149.  Thank you for your attention to this matter.

Very truly yours,

/s/ Debra Ashley

Debra Ashley
Vice President and Assistant General Counsel

cc:     Richard W. Viola (McGuireWoods LLP)